

02003584

SEC[illegible] EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51795

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 5 2002 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DELTA TRUST INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 CANTRELL ROAD
(No. and Street)

LITTLE ROCK	ARKANSAS	72212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANNE TAYLOR (501) 907-2295
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name — *if individual, state last, first, middle name*)

400 WEST CAPITOL, SUITE 2500	LITTLE ROCK	ARKANSAS	72201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED EASON, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELTA TRUST INVESTMENTS, INC., as of DECEMBER 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

4-1-06

Pulaski Cnty. AR

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Accountants' Report on the Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Delta Trust Investments, Inc.
December 31, 2001 and 2000

Contents



5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
501 452-1040 Fax 501 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

bkd.com

Independent Accountants' Report

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Delta Trust Investments, Inc., (a wholly-owned subsidiary of Delta Trust and Bank) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Trust Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the financial statements taken as a whole.

BKD, LLP

Little Rock, Arkansas
January 24, 2002


A member of
Moores Rowland
International
mri

Delta Trust Investments, Inc.

Statements of Financial Condition

December 31, 2001 and 2000

Assets

		2001		2000
Cash	$	33,289	$	2,072
Deposits with clearing organizations (cash of $6,138 and $451,100 and securities with a market value of $496,804 and $1,997, for 2001 and 2000, respectively)		502,942		453,097
Other receivables		3,593		20,266
Income taxes receivable from affiliate		114,385		—
Deferred income taxes		2,379		67,565
Furniture and equipment, at cost, less accumulated depreciation of $16,049 and $6,300 for 2001 and 2000, respectively		49,084		42,659
Other assets		38,617		23,108
Total assets	$	744,289	$	608,767

Liabilities and Stockholder's Equity

		2001		2000
Payable to clearing organization	$	1,900	$	1,900
Accounts payable and accrued expenses		29,847		19,795
		31,747		21,695
Stockholder's equity				
Common stock, $1 par value; authorized 10,000 shares; issued and outstanding 5,000 shares		5,000		5,000
Additional paid-in capital		1,018,000		795,000
Retained earnings (deficit)		(310,458)		(212,928)
Total stockholder's equity		712,542		587,072
Total liabilities and stockholder's equity	$	744,289	$	608,767

Delta Trust Investments, Inc.

Statements of Operations

Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 630,291	$ 480,522
Interest income	107,695	63,982
	737,986	544,504
Expenses		
Employee compensation and benefits	563,964	443,309
Brokerage and clearance fees	97,348	74,553
Regulatory fees	3,776	22,491
Communications and data processing	18,295	18,545
Equipment costs	67,521	70,414
Promotional costs	38,362	29,635
Professional fees	14,856	15,104
Occupancy	26,304	9,680
Other	54,289	61,794
	884,715	745,525
Loss Before Income Taxes	(146,729)	(201,021)
Benefit for Income Taxes	(49,199)	(67,565)
Net Loss	$ (97,530)	$ (133,456)

See Notes to Financial Statements

Delta Trust Investments, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2001 and 2000

	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2000	$ 5,000	$ 495,000	$ (79,472)	$ 420,528
Net loss	—	—	(133,456)	(133,456)
Capital contribution	—	300,000	—	300,000
Balance, December 31, 2000	5,000	795,000	(212,928)	587,072
Net loss	—	—	(97,530)	(97,530)
Capital contributions	—	223,000	—	223,000
Balance, December 31, 2001	$ 5,000	$ 1,018,000	$ (310,458)	$ 712,542

See Notes to Financial Statements

Delta Trust Investments, Inc.

Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	2000
Operating Activities		
Net loss	$ (97,530)	$ (133,456)
Items not requiring (providing) cash:		
Depreciation	9,749	6,300
Deferred income taxes	65,186	(67,565)
Compensation in stock	23,000	—
Changes in:		
Deposits with clearing organizations	(49,845)	(151,502)
Receivable from parent	—	20,894
Income taxes receivable	(114,385)	—
Other receivables	16,673	(20,191)
Other assets	(15,509)	(19,104)
Accounts payable and accrued expenses	10,052	(3,550)
Payable to clearing organization	—	1,900
Net cash used in operating activities	(152,609)	(366,274)
Investing Activities		
Purchase of property and equipment	(16,174)	(46,765)
Net cash used in investing activities	(16,174)	(46,765)
Financing Activities		
Capital contribution	200,000	300,000
Net cash provided by financing activities	200,000	300,000
Increase (Decrease) in Cash	31,217	(113,039)
Cash, Beginning of Year	2,072	115,111
Cash, End of Year	$ 33,289	$ 2,072

Delta Trust Investments, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an Arkansas corporation that is a wholly-owned subsidiary of Delta Trust and Bank.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company is able to carry customer accounts, however, conducts its operations pursuant to the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those investments.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2001 and 2000, no amounts were required to be segregated pursuant to federal and other regulations.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Significant Accounting Policies

Commission revenue and related expenses are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Delta Trust and Bank, and its parent Delta Trust and Banking Corporation and other affiliated companies. Each member's tax is computed on a separate return basis.

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 2: Income Taxes

The benefit for income taxes includes these components:

	2001	2000
Taxes currently payable (credit)	$ (114,385)	$ —
Deferred income taxes	65,186	(67,565)
Income tax benefit	$ (49,199)	$ (67,565)

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax benefit is shown below:

Delta Trust Investments, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax benefit is shown below:

	2001	2000
Computed at the statutory rate (34%)	$ 49,888	$ 68,347
Decrease resulting from:		
Nondeductible meals and entertainment	(689)	(782)
	$ 49,199	$ 67,565

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2001	2000
Deferred tax assets:		
Commissions payable	$ 10,148	$ 4,737
Net operating loss carryforwards	—	72,817
Other	680	1,419
	10,828	78,973
Deferred tax liabilities:		
Accumulated depreciation	2,344	10,632
Prepaid insurance	1,444	—
Prepaid fees	4,661	—
Other	—	776
	8,449	11,408
Net deferred tax asset	$ 2,379	$ 67,565

Delta Trust Investments, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had:

	2001	2000
Net capital	$ 494,547	$ 444,418
Required net capital	250,000	250,000
Excess net capital	$ 244,547	$ 194,418
Net capital ratio	.06 to 1	.05 to 1

Note 4: Related Party Transactions

The Company has entered into agreements with Delta Trust and Bank where the Bank has agreed to provide various services for the Company and the Company has agreed to reimburse the Bank for its costs of those services and for its portion of rent expense in 2001 and 2000. Reimbursements for services in 2001 and 2000 amounted to $121,183 and $35,154, respectively. Reimbursements for rent in 2001 and 2000 amounted to $11,365 and $6,685. At December 31, 2001 and 2000, the Company had the following receivables from related parties, which are included in other receivables.

	2001	2000
Delta Trust and Bank	$ 0	$ 580
Delta Trust Insurance Company	$ 3,593	$ 15,798

Note 5: Employee Benefit Plan

The Company participates in a multi-employer 401(k) plan covering substantially all employees. The Company's contributions to the plan are discretionary and are determined annually by the Board of Directors. There were no contributions to the plan in 2001 and 2000.



Supplementary Information

Delta Trust Investments, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2001 and 2000

	2001	2000
Net Capital		
Total stockholder's equity	$ 712,542	$ 587,072
Deductions:		
Furniture and equipment, net	49,084	42,659
Refundable income taxes	114,385	
Other receivables	3,593	
Deferred income taxes	2,379	67,565
Other assets	38,617	23,108
Haircuts on securities	9,937	9,322
Total deductions	217,995	142,654
Net capital	494,547	444,418
Minimum required net capital	250,000	250,000
Net capital in excess of minimum requirement	$ 244,547	$ 194,418
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 31,747	$ 21,695
Ratio of Aggregate Indebtedness to Net Capital	.06 to 1	.05 to 1

There were no variances between this computation of net capital and the Registrant's computation filed with Part II of Form X-17A-5 as of December 31, 2001 and 2000. Accordingly, no reconciliation is necessary.

Delta Trust Investments, Inc.

Computation for Determination of the Reserve Requirement
Under Exhibit A of Rule 15c3-3
December 31, 2001

	Credits	Debits
Free credit balances and other credit balances in customers' securities accounts.	$ 0	
Monies borrowed collateralized by securities carried for the accounts of customers, including letters of credit.	0	
Customers' securities failed to receive including amounts required by Note D, Exhibit A, Rule 15c3-3.	0	
Credit balances in firm accounts and correspondent accounts which are attributable to principal sales to customers.	0	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over seven calendar days.	0	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3.		$ 0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.		0
Failed to deliver of customers' securities not older than 30 calendar days.		0
Margin required and on deposit at the Options Clearing corporation.		0
	$ 0	$ 0
Excess of total credits over total debits	$ 0	
Required deposit	$ None	

The Company clears all customer transactions on a fully-disclosed basis through a clearing broker and does not carry securities accounts for customers or perform custodial functions related to customer securities. Accordingly, there are no items of credit or debit includable in the above computation pursuant to Exhibit A of Rule 15c3-3.

There were no variances between this computation of the reserve requirement under Exhibit A of Rule 15c3-3 and the Registrant's computation filed with Part II of Form X-17A-5. Accordingly, no reconciliation is necessary.

Delta Trust Investments, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2001 and 2000

	2001	2000
1. Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Registrant within the time frames specified under Rule 15c3-3.	$ N/A	$ N/A
A. Number of items	$ N/A	$ N/A
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ N/A	$ N/A
A. Number of items	$ N/A	$ N/A

The Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer.



5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
501 452-1040 Fax 501 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

bkd.com

Independent Accountants' Report on the Internal Control Structure

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Delta Trust Investments, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verification and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of the customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Little Rock, Arkansas
January 24, 2002

Delta Trust Investments, Inc.

Accountants' Reports and Financial Statements

December 31, 2001 and 2000

These financial statements and supplementary information are deemed confidential pursuant to the U.S. Securities and Exchange Commission Rule 17a-5(c)(3)


BKD
LLP